EXHIBIT 99.1

New Hydro Board Members

OSLO, Norway, May 18, 2006 (PRIMEZONE) -- Hydro's Corporate Assembly has elected Lena Olving (49), chartered engineer and member of the corporate management of Volvo Personvagnar, and Grete Faremo (50), lawyer and director of legal affairs and public relations in Microsoft, region Western Europe, as new members of Hydro's Board of Directors.

Jan Reinas, Elisabeth Grieg, Hakan Mogren and Kurt Anker Nielsen were re-elected to the Board. Jan Reinas was re-elected chairperson and Elisabeth Grieg deputy chairperson in succession to Borger Lenth, who is stepping down on age-limitation grounds after 16 years on the Board, the past five as deputy chairperson. Ingvild Myhre is leaving Hydro's Board after five years as member.

The Corporate Assembly has re-elected Svein Steen Thomassen and Siri Teigum as chairperson and deputy chairperson respectively.

The Corporate Assembly has set new rates of remuneration for the Board chairperson, deputy chairperson and members: NOK 480,000, 300,000 and 245,000 respectively.

The Corporate Assembly has adopted the recommendation of the Board of Directors to close the magnesium casthouse in Porsgrunn, Norway, which has had an annual production of 16,000 tonnes in recent years. Closure will take place during the second quarter.

CONTACTS:

Investor contact: Idar Eikrem
Telephone: +47 22533273
Cellular: +47 95028363
E-mail: Idar.Eikrem@hydro.com

Press contact: Cecilie Ditlev-Simonsen
Telephone: +47 22532097
Cellular: +47 41559250
E-mail: Cecilie.Ditlev-Simonsen@hydro.com

Press contact
Kristin Brobakke
Telephone: +47 22532744
Cellular: +47 91840681
E-mail: Kristin.Brobakke@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com